FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1                Name and Address of Company

Avalon Advanced Materials Inc. (“Avalon” or the “Company”)
130 Adelaide Street West
Suite 1901
Toronto, ON M5H 3P5

Item 2                Date of Material Change

March 10, 2017.

Item 3                News Release

A news release was disseminated on March 10, 2017 through the facilities of Newsfile and subsequently filed on SEDAR.

Item 4                Summary of Material Change

On March 10, 2017, Avalon closed a preferred share financing involving the issuance of 500 Series A1 Preferred Shares on a private placement basis at a price of $5,000 per share for gross proceeds of $2,500,000.

Item 5                Full Description of Material Change

On March 10, 2017, Avalon completed a preferred share financing with an entity managed by The Lind Partners (“Lind”). The financing involved the issuance of 500 Series A1 Preferred Shares (the “Preferred Shares”) pursuant to a preferred share purchase agreement (the “Agreement”) on a private placement basis at a price of $5,000 per share for gross proceeds of $2,500,000.

The Preferred Shares do not carry a dividend and have a redemption value that starts at $5,000 per share and increases by $250 per share each quarter over the next 24 months, to a cap of $6,750 per share. After the four month Hold Period (defined below), the Preferred Shares can be converted by Lind into common shares of the Company at a price per common share equal to 85% of the five-day volume weighted average price of the common shares on the Toronto Stock Exchange (the “TSX”) immediately prior to the date that notice of conversion is given.

In conjunction with the closing, Lind received a commitment fee of $125,000 and 6,900,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.23 per common share until March 10, 2022.

Pursuant to Canadian securities laws, the securities issuable under this private placement will be subject to a hold period (the “Hold Period”), which expires on July 11, 2017. After the Hold Period, Lind has the basic right to convert 25 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the Agreement, however Lind is permitted to convert up to 100 Preferred Shares on a monthly basis in the event such amount does not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

Lind will also be entitled to accelerate its conversion right to the full amount of the redemption value applicable at such time, or demand repayment of the applicable redemption value per share in cash, upon the occurrence of certain events as set out in the Agreement. The Company has the right to redeem the Preferred Shares at any time after the Hold Period at a small premium to the redemption value. The Company has floor price protection such that if any conversion results in an effective conversion price of less than $0.10 per common share, then the Company has the right to deny the conversion and instead redeem the Preferred Shares that were subject to that conversion for the redemption amount in cash plus a 5% premium.

At any time while any Preferred Shares are outstanding, Lind has the option of subscribing for up to an additional 165 Series A2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial financing, subject to certain triggering events and subject to the prior approval of the TSX.

Item 6                Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                Omitted Information

Not applicable.

Item 8                Executive Officer

Donald S. Bubar, President & Chief Executive Officer, (416) 364-4938.

Item 9                Date of Report

March 16, 2017.